Filed by FPL Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed as filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended

Subject Company: FPL Group, Inc.
Commission File No.:1-8841

This communication is not a solicitation of a proxy from any security holder of FPL Group, Inc. ("FPL Group") or Constellation Energy Group, Inc. ("Constellation Energy"). Constellation Energy intends to file with the Securities and Exchange Commission (the "SEC") a registration statement that will include the joint proxy statement/prospectus of Constellation Energy and FPL Group and other relevant documents to be mailed to security holders in connection with the proposed transaction. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FPL GROUP, CONSTELLATION ENERGY AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to security holders of FPL Group and Constellation Energy seeking approval of the proposed transaction. Investors will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC's website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from FPL Group, 700 Universe Blvd., Juno Beach, FL 33408, Attention: Investor Relations, or from Constellation Energy, Shareholder Services, 750 East Pratt St., Baltimore, MD 21202.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FPL Group, Constellation Energy and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding FPL Group's directors and executive officers is available in the proxy statement filed with the SEC by FPL Group on April 5, 2005, and information regarding Constellation Energy's directors and executive officers is available in its proxy statement filed with the SEC by Constellation Energy on April 13, 2005. Information regarding J. Brian Ferguson, a director of FPL Group elected since the date of the filing of the 2005 definitive proxy statement can be found in FPL Group's filing on Form 10-Q, dated August 4, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This document includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger, the likelihood and timing of the closing of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. Actual results may differ materially from such forward-looking statements. A discussion of factors that could cause actual results or events to vary is contained at the end of this document and in FPL Group's SEC filings.

This filing includes a transcript of FPL's Group, Inc.'s January 27, 2006 audio webcast broadcast in connection with its fourth quarter 2005 earnings release (including the remarks of FPL Group, Inc.'s chief financial officer and a question and answer session).

Conference Call Transcript FPL - Q4 2005 FPL Group Earnings Conference Call Event Date/Time: Jan. 27. 2006 / 9:00AM ET

Operator

Good day, everyone and welcome to the FPL Group's fourth quarter earnings conference call. Today's call is being recorded. At this time, for opening remarks, I would like to turn the call over to the Director of Investor Relations, Mr. Jim von Riesemann. Please go ahead sir.

Jim von Riesemann - FPL Group - Director IR

Thanks. Good morning, and welcome to our 2005 fourth quarter earnings conference call. Moray Dewhurst, Chief Financial Officer of FPL Group will provide an overview of our performance for the fourth quarter and 2005 as a whole. Lew Hay, FPL Group's Chairman, President and Chief Executive Officer, Armando Olivera, President of Florida Power and Light Company, and Jim Robo, President of FPL Energy, are also with us this morning. Following Moray's remarks, our senior management team will be available to take your questions.

Before I turn it over to Moray, let me remind you that this communication is not a solicitation of a proxy from any security holder of Constellation Energy or FPL Group. Constellation Energy intends to file with the Securities and Exchange Commission a registration statement that will include a joint proxy statement and prospectus and other relevant documents to be mailed to security holders in connection with the proposed merger of Constellation Energy and FPL Group. This earnings discussion is based on unaudited financial information.

Let me also remind you that our comments today will include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements made herein about future operating results or other future events are forward-looking statements under the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995, actual results may differ materially from such forward-looking statements. A discussion of factors that could cause actual results or events to vary is contained in the appendix herein.

These risks, as well as risks associated with the proposed merger between FPL Group and Constellation Energy will be more fully discussed in the joint proxy statement and prospectus that will be included in the registration statement on Form S-4 that the companies will file with the SEC in connection with the proposed merger. And now, I would like to turn the call over to Moray Dewhurst. Moray?

Moray Dewhurst - FPL Group - CFO, VP Finance

Thank you, Jim. Good morning, everyone. 2005 was a truly extraordinary year for FPL Group, packed full with unanticipated events and twists and turns of fortune. We ended the year with two significant regulatory initiatives at Florida Power and Light with significant uncertainty as to the implications of the unforgettable 2004 hurricane season anticipated profit pressure from the introduction to service of the Martin and Manatee expansions and with high hopes of a quiet life from June 1 to November 30. Instead, we experienced an even more remarkable storm season with, far wider ramifications than that of 2004.

Partly because of tropical storms, but much more because of the shifting fundamentals, we experienced exceptional changes in the fuels markets, with high volatility and dramatic overall increases in price levels. The third quarter in particular, in which fuel market fundamentals came together with tropical storms and hot summer weather in key parts of the country to challenge all our businesses; gave us a very tangible example of what risk managers mean when they talk about stress scenarios. Through all these twists and turns, FPL Group fared well.

While Florida Power and Light's earnings were flat for the year and its EPS contribution down, as we had anticipated, FPL Group's adjusted earnings and EPS showed healthy growth on the strength of FPL Energy's performance driven both by our wind portfolio and by our merchant assets. At Florida Power and Light, however, we satisfactorily resolved the 2004 storm cost recovery proceedings and the base rate case putting in place a new framework that should guide us through at least the end of 2009 and we responded to a second extraordinary hurricane season, both directly in restoring power to our own customers in the wake of four different events and in supporting Gulf Coast utilities as they dealt with their own restoration challenges. The Company's hurricane restoration efforts were acknowledged by two awards from the Edison Electric Institute.

In addition to responding to the immediate challenges of 2005, we also continue to work on positioning ourselves for the future. Among many other initiatives, we announced the acquisition of a 70% interest in the Duane Arnold Energy Center. And we made such good progress with new wind development, that we start this year with our expected 2006 wind program of over 700-megawatts, essentially fully approved and ready to move forward into construction. We also substantially increased the degree of hedging of the FPL Energy portfolio. As a consequence of our efforts in 2005, we are well placed for earnings growth in future years. We shared initial expectations for 2006 and 2007 in the fall of last year and we reaffirm those today. Beyond 2007, we expect continued strong growth.

Finally, as you all know, late in the year we announced our agreement to merge FPL Group with Constellation Energy in an exchange of stock. Which, if approved, will create the leading competitive energy business in the country.

We start 2006 conscious that we have a very full agenda of execution tasks ahead of us and with confident that we are on track to deliver continued increases in value to our shareholders. Let me first summarize our financial results. In the fourth quarter of 2005, FPL Group's GAAP results were $206 million, or $0.53 per share, compared to $173 million or $0.47 per share during the 2004 fourth quarter. FPL Group's adjusted 2005 fourth quarter net income and EPS were $179 million and $0.46 respectively, compared with $175 million or $0.47 per share in 2004.

Our adjusted results exclude the mark to market effect of nonqualifying hedges. Please refer to the appendix of the presentation for a complete reconciliation of GAAP results to adjusted earnings.

FPL Group's management uses adjusted earnings internally for financial planning, for analysis of performance, for reporting of results to the Board of Directors, and for the Company's employee incentive compensation plan. FPL Group also uses earnings expressed in this fashion when communicating its earnings outlook to analysts and investors. FPL Group management believes that adjusted earnings provide a more meaningful representation of FPL Group's fundamental earnings power.

For the full year, FPL Group's 2005 net income was $885 million, or $2.29 per share, compared to $887 million, or $2.45 per share in 2004. Excluding the mark to market effect of nonqualifying hedges, FPL Group's 2005 adjusted earnings were $997 million, or $2.58 per share; compared to $890 million, or $2.46 per share in 2004. Again, please refer to the appendix of the presentation for a reconciliation of GAAP results to adjusted earnings.

Turning now to Florida Power and Light. Fourth quarter financial results were poor, driven primarily by the impact of Hurricane Wilma. Net income was $124 million, compared with $164 million in last year's fourth quarter. The corresponding contributions to EPS were $0.32 for this year, compared to $0.45 last year. We told you last year that the third and fourth quarters would be challenging for Florida Power and Light because of the introduction to service of the Martin and Manatee generation expansions with no change in base rates and we had expected the fourth quarter to be down slightly.

We also indicated in our third quarter call that a significant revenue shortfall impact could be expected from Wilma. In fact, we estimate that Wilma reduced revenues by a little over$40 million, or the equivalent of about $0.07 per share. Together, Wilma, generation expansion and share dilution are the major items that drive the $0.13 decline in EPS contribution. For the full year, Florida Power and Light's net income was $748 million, essentially unchanged from the $749 million of 2004.

The EPS contribution was down approximately 6% from $2.07 to $1.94 as a result of additional shares outstanding. While Wilma was also a factor in the year to year comparison, its impact is much less significant than in the fourth quarter, as last year's results were also adversely effected by hurricanes. On a year to year basis, the most significant reasons for the flat earnings comparison were; the addition of 1,900 megawatts of new generation halfway through the year, the runoff of the pension transition credit, the costs associated with the sleeving project at our port St. Lucie nuclear facility and other miscellaneous O&M impacts.

Factoring out hurricane impacts, the business' net income contribution was actually a little above where we expected it to be and its EPS contribution was a little below owing to the corporate decision to defer the planned share repurchase.

On the good news front, growth in new customer accounts continued at a strong pace in the fourth quarter. The average number of FPL customer accounts increased by 101,000 or 2.4%. This was somewhat above last year's fourth quarter growth level and remains very strong compared with historical levels.

Unlike last year, the hurricanes did not have a negative impact on customer growth and we are optimistic that the long term effect will be moderate. For the full year, of the average number of FPL customer accounts increased by 97,000 or 2.3%, consistent with the growth that we have witnessed over the last three years. We continue to believe that the medium to longer term prospects for growth in our service territory remain good and we are continuing to commit capital to the business on this expectation.

Overall, retail kilowatt hour sales fell 1.7% during the quarter, largely due to the impact of Wilma. We estimate that Wilma was responsible for about a 4.7% decline in usage growth or the equivalent of a little over $40 million. Wilma was a large, powerful storm that effected almost all our service territory and struck directly at the heart of the most densely populated part of Florida. About three quarters of our customers lost power and the restoration effort was the largest in our Company's history and we believe in the history of the U.S. power industry for a single electric utility.

Wilma's 4.7% impact is offset in the quarter to quarter comparisons by an equivalent 0.2% effect from last year's storms. Non-hurricane weather effects were about 0.6%. Underlying usage growth, mix and all other effects were a negative 0.2%. All these factors caused total usage per customer to be down 4.1% quarter over quarter. For the full year, retail kilowatt hour sales were up 2.9%. Customer growth was a positive 2.3%. Usage per customer rose 0.6% for the full year, consisting of 0.9% associated with non-hurricane weather related usage negative 0.4% associated with the impact of the 2005 hurricane season relative to the 2004 season and 0.1% underlying usage growth.

For most of 2005, usage growth has been lower than our statistical model, which takes into account weather effects, general economic conditions, price elasticity and long term trend data, would suggest. Clearly the 0.1% is well below our long-run average of 1% to 1.5%. We are currently engaged into digging deeper into the usage date to see if we can identify any reason why the statistical relationships that have worked well in the past should have changed. As a reminder, in our earnings expectations for 2006, we have assumed no growth in usage per customer, owing primarily to the price elasticity effect associated with the significant increase in customer bills associated with rising fuel costs.

For the fourth quarter, FPL's 2005 O&M expense was $347 million, up from $290 million in the 2004 quarter. Last year's fourth quarter O&M reflected a favorable impact from the settlement of litigation. This year, in addition to anticipated increases from generation expansion and the runoff of the pension credit, we also recorded costs associated with sleeving of steam generator tubes at our St. Lucie nuclear plant, as well as other smaller unanticipated items. For the full year, FPL's O&M expense was 1,307 million, up from 1,228 million in 2004.

2004's full year O&M benefited from the settlement of litigation. 2005 full year drivers are generally the same as those of the fourth quarter with the addition of some additional expenses in fossil maintenance and employee related costs. Because many of the cost drivers I have just mentioned are events specific to 2004 or 2005, we do not believe the year to year comparison of O&M is a good guide to longer term trends.

In 2006 we expect higher expenses in our operating units, driven primarily by nuclear maintenance costs, higher transmission and distribution expenses and higher collectibles as a result of higher bills caused by the fuel increase. Employee related costs across the Company are expected to be higher as well, reflecting the continued upward trend in medical costs. A partial offset to the increased costs is the termination of the storm accrual as agreed to in the recent rate case settlement.

Depreciation and amortization of FPL increased $14 million from $229 million in the fourth quarter of 2004, to $243 million in 2005 as the result of the addition of Martin and Manatee and the continued investment in our T&D infrastructure.

For the full year, depreciation was higher by $36 million at $951 million, compared with$ 915 million in 2004, reflecting continued growth of plant and service. Of the $36 million increase, two-thirds is attributable to generation expansion and one-third to transmission and distribution expansion. Beginning this year, Florida Power and Light's depreciation expense will decrease sharply, reflecting the new rate agreement and the new depreciation studies that were filed last year. Depreciation rates will be reduced, primarily because of license extension at the nuclear plants and the accrual for nuclear decommissioning will be eliminated. The $125 million special depreciation credit will continue, as stated in our recent rate agreement.

To summarize, Florida Power and Light's fourth quarter earnings per share were effected by the following. Customer growth, a positive $0.03. Usage due to weather excluding storms, positive $0.01. Storm impact on revenues, negative $0.07. Underlying usage growth mix and other, positive $0.01. Depreciation, negative $0.02. Other O&M, negative $0.06. Dilution, negative $0.03. And other, flat. For a $0.13 decline in the quarter.

For the year, Florida Power and Light's earnings per share were effected by the following. Customer growth, positive $0.13. Usage due to weather excluding storms, positive $0.05. Storm impact on revenues, negative $0.02. Underlying usage growth mix and other, positive $0.02. Depreciation, negative $06. O&M, negative $0.09. Dilution, negative $0.13. And other, negative $0.03 cents. For a total negative $0.13 at FPL for the year.

Relative to our original expectations for the year, the primary difference relates to hurricane impact. Otherwise, the combination of slightly favorable effects of weather, customer growth, O&M and property taxes, was enough to offset weak usage growth and the effects of greater share dilution than we had originally expected. We indicated in October of 2004 that we expected FPL's EPS contribution to be down by the equivalent of about $0.10 to $0.15, ignoring hurricane impacts and that is in fact where we ended the year.

Let me turn now to the subject of storm restoration costs. As you know, we are presently recovering the bulk of the restoration costs associated with the 2004 season through a base rate surcharge, amounting to $1.65 per month for a 1,000 kilowatt hour usage per customer. Unfortunately the costs of the 2005 season rivaled those of 2004. Wilma alone cost over $700 million and the total for the season is approximately $ 906 million. On January 13, we filed with the Florida Public Service Commission a petition for the recovery of these costs. This petition also includes a proposal for consolidating the remaining unrecovered 2004 costs and rebuilding a funded storm reserve.

We have proposed two alternatives, consistent with the base rate settlement signed last year. First, as a primary recommendation, we have proposed issuing approximately $1.05 billion in storm recovery bonds, taking advantage of the provisions of legislation enacted last year, enabling securitization of storm recovery costs. The $1.05 billion of bonds and after-tax amount gives the capacity to handle approximately $1.7 billion of pretax storm restoration costs. This would be sufficient to cover the remaining balance from 2004, the entire 2005 costs and leave the storm reserve replenished with roughly $650 million of capacity to handle future restoration costs. The monthly charge would decline slightly to about $1.58 and the bonds would have a maturity of 12 years and would be rated AAA.

As an alternative to this primary recommendation, we have proposed an incremental base rate surcharge sufficient to achieve roughly the same result. This would result in the monthly charge increasing to $6.84 per month for two years and then declining to $5.19 per month for one year. As a reminder, under the terms of the base rate agreement, intervenors have committed not to challenge the recoverability of prudently incurred restoration costs, nor to seek the imposition of any earnings test. They are entitled to challenge prudencey, the magnitude, if any, of the level of rebuilding the storm reserve and the choice of securitization versus base rate surcharge. The Public Service Commission has 120 days to rule on our financing proposal. If the PSC approves, we would expect to issue the bonds 30 to 60 days after a ruling.

In addition to storms, FPL was also challenged in 2005 by conditions in the fuels markets. Dramatically higher prices for natural gas and oil affected the total cost of fuel needed in order to generate electricity in 2005 and will have a continuing effect in future years. FPL finished the year, having spent just over $1 billion more for fuel than anticipated in the October 2004 fuel filing and this figure would have been some $600 million higher had it not been for the beneficial impact of the fuel hedging program. Of this under-recovery, $743 million has been built into the 2006 fuel factor through the PSC decision of November 9, 2005 approving fuel cost recovery. The remaining $307 million will be deferred for recovery in 2007.

In addition to the impact on 2005, of course, rising prices effect the estimated cost of fuel for 2006. This increase, based on forward curves as of the September 2005 fuel filing, is also built into the fuel factor for 2006. As a consequence, customer bills will rise significantly. The typical residential customer will see an increase in the total bill due to fuel cost increases of 19%, while commercial and industrial customer bills will increase by 30% to 40%. While these increases are obviously large and disappointing, it is worth pointing out that they are no different from, or in some cases smaller than, the increases being felt by customers in other parts of the country. Even with these increases, FPL's total bills will still be well below the equivalent values in many other parts of the country.

FPL Energy had a good quarter and a very strong year overall. Adjusted results from the existing portfolio were up significantly, driven by pricing strength in our major markets, additional output from our facilities, and the beneficial effect the contract restructuring executed in prior years. New wind assets made strong contributions, although these were diluted to some extent by a disappointing early performance from Gexa, our recently acquired retail electric provider in Texas. The rapidly increasing price levels in our major markets enabled us to add to our hedges for 2006 and 2007, thus significantly reducing the exposure of our future growth to market risk.

Our wind development continues to make excellent progress. We finished the year having added just over 500 megawatts of new capacity with a few additional megawatts delayed by vendor issues into the first weeks of January. This was less than we had originally hoped, but the profitability profile of these assets is higher than most of our earlier projects. We expect to add a further 625 to 750 megawatts per year through 2007, given the two-year extension of the production tax credit program authorized by the Energy Policy Act. Our 2006 wind pipeline is in excellent shape, with more than 700 megawatts worth of projects already under construction or approved by the Board.

The combination of new wind projects, the expected increase in contributions from our merchant assets as all the hedges roll off and are replaced by sales at higher prices, and contributions from Duane Arnold are the major drivers that we expect to power the growth of FPL Energy's earnings for the next few years. FPL Energy's 2005 fourth quarter reported results were $86 million, or $0.22 per share, compared with a negative $11 million or loss of $0.03 per share in prior periods result. Adjusted earnings for 2005, which exclude the effect of nonqualifying hedges, were $59 million or $0.15 per share, compared to a negative $9 million, or a loss of $0.03 per share in the comparable prior period. You may recall that last year's fourth quarter results included a $48 million expense driven by the restructuring of a contract associated with the Marcus Hook project, making meaningful period to period comparisons difficult.

That restructuring generated after-tax savings this year of about $10 million more than we had anticipated when we entered into it. This year's fourth quarter results include a gain on the sale of three small projects that I will discuss more in a moment. Excluded from adjusted results are the effects of transactions in the nonqualifying hedge category. During the quarter, forward prices at the front end of the curve retreated somewhat from their peaks. As a result, we generally saw gains in the nonqualifying hedge category. These gains were offset by equivalent losses in the value of the underlying physical asset positions, which are not marked to market under GAAP.

We continue to believe that it is more useful when analyzing FPL Energy's current period results to exclude the impact of the nonqualifying hedge category, whether positive or negative. As usual, we have included in the appendix more detail on the nonqualifying hedge category. As of the end of the year, approximately $90 million of net losses in this category is held on the balance sheet, absent any future change in forward prices. Roughly half of this amount would reverse in 2006, with the remainder in subsequent years.

For the full year, FPL Energy's reported earnings were $187 million or $0.49 per share, compared with $172 million or $0.48 per share in 2004. Adjusted earnings were $299 million, or $0.78 a share, versus $175 million, or $0.49 last year.

Again, year to year comparisons of operating performance are complicated by the presence in both years of significant portfolio restructuring transactions, which I will discuss further. The full year impact of the nonqualifying hedge category was a negative $112 million, reflecting the large increase in forward prices that we observed over the course of the year. As I mentioned, comparisons of fourth quarter adjusted results for FPL Energy are significantly effected by portfolio restructuring activity both this year and last year. Late last year, we restructured the steam contract associated with the Marcus Hook facility. This transaction, while positive from a net present value perspective, created an upfront charge equivalent to $0.12 per share.

This year, we completed the sale of our 50% interest in three small projects and recorded a gain of $17 million, or $0.04 per share. Economically, we are indifferent between selling and buying, since the transaction was structured with our former partners as a shotgun whereby we set a single price at which we agreed either to sell our 50% interest or to buy our partner's 50% interest. The cash flow and earnings impacts are essentially the same. An upfront gain in receipt of cash and a future loss of earnings in operating cash flow. Because the projects are small, the loss of future contribution is less than $0.01 per share. Together, these two portfolio restructuring activities account for an increase of $0.16 in FPL Energy's contribution.

Other drivers of changes in FPL Energy's contribution include a negative $0.01 from new investments, with positives from new wind offset by losses at Gexa and the Marcus Hook project. We have been disappointed so far in the contribution of Gexa, where we see a fundamentally sound business model, undermined by control inadequacies. We've made substantial changes in organization and risk management practices and expect improved results in the future.

The contribution of the existing portfolio was up by $0.08, with strong pricing and excellent hydro production, New England accounting for roughly half of this. The existing wind portfolio was essentially flat with last year. Asset optimization and trading activities increased by $0.01, this was offset by restructuring activities other than those already noted. All other factors were a negative $0.05, including $0.02 from additional interest expense and $0.02 from unfavorable state tax rate comparisons. The fourth quarter is typically not large for FPL Energy and thus, relatively small items can have a large impact on year to year comparisons.

For the full year, FPL Energy's adjusted earnings increased by $0.29 per share. Of this, $0.16 is accounted for by the two portfolio restructuring transactions mentioned earlier. New projects additions contributed $0.04, with strong contributions from new wind being partially offset by losses associated with new merchant capacity and Gexa. The existing portfolio was up $0.21, driven by several factors. All segments of the portfolio, with the exception of wind saw better performance. Improvement in ERCOT and NEPOOL was particularly noticeable, aided by favorable market conditions and improved generation. Good water resource and higher gas prices and volatility in the oil/gas price ratio benefited our hydro and oil assets in Maine.

The contribution of the contracted portfolio also increased, reflecting the ongoing value of past restructuring activity. The increase from the merchant portfolio is particularly notable, as the existing wind portfolio was down by roughly $0.04 owing to poor wind resource. Asset optimization and trading activities were down $0.01 in 2005 compared with 2004. Contract and portfolio restructuring activity, other than the two specific transactions already discussed added $0.04. All other factors netted to a negative $0.15, including $0.07 due to higher interest expense, $0.03 s associated with share dilution and $0.02 from state tax items mentioned in connection with the fourth quarter results.

Overall, we are very pleased with the performance of FPL Energy. In October of last year we indicated a range of expectations for the business of $0.69 to $0.74 per share. In fact, even setting aside the $0.04 gain from portfolio rationalization, the business came in at the high end of the range. Despite the wind portfolio being $0.07 below weather normal levels and despite an additional $0.02 drag for more dilution than we had originally expected.

Even though we entered the year heavily hedged, our approach to hedging and asset optimization left us significant opportunity to capitalize on rapidly changing market conditions and generally rising prices while effective risk management carried us successfully through an extremely challenging third quarter. One area of disappointment for FPL Energy in 2005 was the relative absence of wind resource. As this chart shows, the wind speed index for the full year was 7 points below its long term reference value, while the fourth quarter was a full 5 points below average. The full year wind index was the worst for a decade.

For the full year, given the current size of the wind portfolio, a 1 point difference in the wind index, typically translates into roughly a $0.02 to $0.03 difference in EPS contribution. Our theoretical results suggest that a wind index of 93 should have cost us about $0.15; in fact, the loss of output from poor wind resource only cost us $0.07. This is partly due to the fact that correlation between our sites and the reference towers is not perfect and partly the variability in the actual distribution of wind speeds across hours in the year. As in previous periods, we have provided more detail on the composition of the wind resource index in the appendix.

Let me now update on you our contract coverage at FPL Energy. I would encourage to you access the slides that are available on our Website, www.fplgroup.com under the Investor Section, since I will not review every number on the slide. These slides were also e-mailed to our analyst distribution list this morning with the press release.

Overall, our contract coverage on a capacity basis for 2006, has increased from approximately 82% at the end of the third quarter to 86% at the end of the year.

As a reminder, we generally like to have roughly 75% of our capacity hedged for the next 12 months and we indicated in the third quarter call that except for tactical opportunities we would not expect our 2006 hedging to increase further. The 86% capacity hedge value translates to over 90% of our expected gross margin being hedged against commodity price fluctuations. For 2007, the capacity hedge figure is 65% and the equivalent gross margin hedge factor is over 80%.

Last year we began providing updates on changes in forward prices in key markets effecting FPL Energy. As you know, we saw significant price increases in the first nine months of the year. The chart shown here indicates that commodity prices remain robust and while near term forward prices have pulled back some from their absolute peaks, it appears we were, we are in for a sustained period of significantly higher prices than most of us anticipated a year ago.

For much of last year we focused your attention on 2006 forward prices, both because they were relevant to financial expectations and because 2007 prices tended to move in sympathy, though at lower levels and with less volatility. However during the fourth quarter, we have observed a significant flattening of the forward curve, as illustrated on this chart, which shows the implied forward curve for natural gas as of the end of the third quarter and the same curve as of a few days ago. Overall, this trend is good news for FPL Energy. The declines in the front end of the curve do not hurt us significantly because of the high degree of hedging, while the increases in the back end are clearly beneficial to the fundamental value of assets that are economically long positions relative to natural gas. Not shown here, but also helpful, is the continued lack of complete correlation between oil and natural gas, which provides additional asset optimization opportunities for our New England portfolio, which contains both oil fired and gas fired assets.

To summarize the 2005 fourth quarter on an adjusted basis, FPL contributed $0.32. FPL Energy contributed $0.15 and corporate and other was a negative $0.01. That is a total of $0.46 compared to $0.47 in the 2004 fourth quarter on an adjusted basis. Corporate and other results benefited from certain tax items, mostly reductions in state tax liability, occasioned by the rapid growth of FPL Energy.

For the full year 2005, again on an adjusted basis, FPL contributed $1.94. FPL contributed $0.78, and corporate and other contributed a negative $0.14. That is a total of $2.58 a share or an increase of $0.12 over the same period in 2004. You may recall that on our third quarter call, we indicated that we expected to be within the range of $2.50 to $2.60 per share, except for the fourth quarter impact Wilma. And we estimated very roughly then that Wilma could result in lost revenues in the $30 to $40 million range. In fact, the revenue impact of Wilma was a little over $40 million, equivalent to about $0.07 per share. However, it was offset by the gain on asset sales of about $0.04 at FPL Energy.

Acknowledging the impact of these two factors, we in fact completed the year towards the high ends of our expectations. Even ignoring the $0.04 gain on asset sales, FPL Energy came in at the high end of our expectations while FPL was within its range after factoring out the additional dilution associated with our corporate level decision to defer the planned 2005 share repurchase and hurricane impacts.

As I said in October, "We started the year with an expectation of executing a modest share repurchase program. However, with the outlook for capital deployment available to us, as well as cash flow needs of Florida Power and Light, we elected to defer this and in effect, the stronger than expected performance at FPL Energy, coupled with slightly stronger customer growth at FPL, will be enough to offset the dilutive impact of not repurchasing shares and still leave us within our original EPS expectations. Obviously, therefore, we are now expecting adjusted income to be higher than we originally thought." While this performance is obviously in great part a function of external and uncontrollable factors we think it speaks well of the risk profile of our portfolio and of the execution capabilities of our two principle operating management teams.

Turning to 2006 and 2007, we discussed our initial views of EPS expectations for these years and the drivers behind them on our third quarter call. Since then, although commodity markets have remained volatile and as I have described, the front end of the forward curve has retreated, there have been no developments that would cause us to change our expectations significantly. Accordingly, the ranges shown here, which are the same as previously discussed, remain valid to characterize our expectations for FPL Group in the stand-alone case, ie. prior to considering the effects of the announced merger with Constellation. In the appendix, we have included additional detail and, again, these have not changed significantly since the third quarter call.

For 2006, we currently see an EPS range of $2.80 to $2.90 and for 2007 we see a range of $3.15 to$ 3.35. As a reminder, the key drivers behind the growth are continued healthy growth at Florida Power and Light, additional accretive contributions from investment in new wind projects, the impact of rising commodity prices reflected in hedges rolling over at FPL Energy and the addition of Duane Arnold to the portfolio. In 2006 we expect to execute a financing plan that will help us reduce the impact of the February '06 conversion of the second set of equity units.

Before taking your questions, I would like to make a few comments on the proposed merger. We will be limited what we can say on this topic for regulatory reason and anything we say today will be limited to FPL Group's information and views. Constellation Energy will discuss its 2005 results and its future expectations next Tuesday, January 31. Since announcing our agreement to merge the two companies last December, we have been working diligently to prepare the necessary regulatory filings to assure a prompt close to the transaction. We continue to believe that closing in 2006 is feasible, as the transaction is relatively straightforward from a regulatory perspective.

We have begun the integration planning process and an overall steering committee, composed of senior executives from both firms has already met and agreed on the basic approach to integration planning. We have also established integration teams and support teams. Some of these teams have already met, while others will be getting together shortly. One of the first tasks for each team is to identify the decisions that will be needed to ensure the delivery of the synergy and earnings level that we discussed in December.

As you have just heard, our expectations for the FPL Group stand-alone case have not changed. Moreover, our views regarding merger synergies have not changed either. We expect to deliver at least $200 to $50 million per year in retained synergies by year three, with a pattern of roughly a third, a third, a third each year. Once we are further along in the regulatory process, we expect to be able to provide more detail in coordination with our partners at Constellation. And now, we'll be happy to take your questions.

QUESTION AND ANSWER

Operator

Thank you. [OPERATOR INSTRUCTIONS] We'll take our first question from Greg Gordon at Citigroup.

Greg Gordon - Smith Barney Citigroup - Analyst

Thanks. Good morning, Moray.

Moray Dewhurst - FPL Group - CFO, VP Finance

Good morning, Greg.

Greg Gordon - Smith Barney Citigroup - Analyst

Two questions, one on the utility and then a follow-up on FPLE. First, on the utility, maybe you commented on this directly at the front end of the call but I missed it. You are assuming that there is going to be demand response to the higher pricing. If you look in the back of your presentation, you're assuming no usage growth per customer in the coming fiscal year, when historically you have both seen customer growth and usage growth. Can you comment on whether you have actually seen that show up in the data or whether it's not clear yet because the full measure of the price increases have not yet been implemented?

Moray Dewhurst - FPL Group - CFO, VP Finance

It -- the second. The customers are really just beginning to receive the first of a significantly increased bill, so we won't see the practical effect for a while.

Greg Gordon - Smith Barney Citigroup - Analyst

Okay. So there's -- so you're making a presumption that that's not based any historical elasticity, or --?

Moray Dewhurst - FPL Group - CFO, VP Finance

The expectation is based on historical elasticity. We derived that by going back and looking at all the data we have a basic elasticity factor that we've got in the model and testing that against a period of subperiods of more significant price movements. I would say there is significant uncertainty about what that elasticity is and some of the data are now quite old but they are the best we have. So, at this stage, we think that's a reasonable expectation, but time will tell.

Greg Gordon - Smith Barney Citigroup - Analyst

Great. Second question, we've also noticed that the long end of the curve is flattened. Some other -- well, one other company in particular that's got a large merchant exposure, Texas Genco c entered into a pretty significant long term hedge. It looks like there are counterparties out there that would be willing to transact with you further out on the curve, especially given your credit rating. Are you considering at all locking in some of the benefit of that flattening of the curve in the long run or will you continue to stick with the current hedging policy?

Moray Dewhurst - FPL Group - CFO, VP Finance

Well, we will certainly be reviewing the hedging policy, given the kind of structural shifts that we have seen. But I don't think at this stage we can say that we will definitely be doing one thing or the other. As you know, our long-term view of hedging is that it is desirable as a means of creating some greater visibility and greater certainty around near term results. But over the long term, hedging merely smooths the path to your destination. And we have also said that we don't really believe that we have any special insight into the fundamentals of the natural gas market, which is really what's driving here. So on that basis, we would tend to be hesitant to make large fundamental bets just on a pricing move.

Greg Gordon - Smith Barney Citigroup - Analyst

But is my presumption correct that there are counterparties out there with whom you could negotiate a long term hedge if you chose to?

Moray Dewhurst - FPL Group - CFO, VP Finance

There certainly are counterparties out there. Whether they are available to us in the quantities that we might want to do is much more debatable. So, I think wait on that. Jim has a comment as well.

Jim Robo - FPL Group - President - FPL Energy

You would also pay a lot in terms of doing that, Greg. That would not be cheap relative to your expected. Right? There would be a large --.

Moray Dewhurst - FPL Group - CFO, VP Finance

Spread, transaction costs.

Greg Gordon - Smith Barney Citigroup - Analyst

Okay. Well, thanks, guys. Have a good morning.

Moray Dewhurst - FPL Group - CFO, VP Finance

Thank you.

Operator

We'll go next to Steve Fleishman at Merrill Lynch.

Steve Fleishman - Merrill Lynch - Analyst

Hi, Moray.

Moray Dewhurst - FPL Group - CFO, VP Finance

Good morning, Steve.

Steve Fleishman - Merrill Lynch - Analyst

Couple questions. First just a clarification. You mentioned something about your '06 financing plan and the equity units toward the end of the call. I just missed what you said there.

Moray Dewhurst - FPL Group - CFO, VP Finance

Yes, we're going to be looking at ways that we can kind of minimize the EPS impact of the second convert coming in, while still supporting the growth of the portfolio. Obviously, we've got a pretty significant capital plan at FPL Energy this year with the acquisition of Duane Arnold and 700-plus megawatts of wind. So that needs to be financed.

Steve Fleishman - Merrill Lynch - Analyst

Sure.

Moray Dewhurst - FPL Group - CFO, VP Finance

But we've also got the convert coming in and I think we're going to be able to offset at least a portion of that EPS impacts.

Steve Fleishman - Merrill Lynch - Analyst

And is that what's kind of -- if you look at the guidance, is that offset pretty much assumed in the guidance?

Moray Dewhurst - FPL Group - CFO, VP Finance

That's built into that, yes.

Steve Fleishman - Merrill Lynch - Analyst

Okay.

Moray Dewhurst - FPL Group - CFO, VP Finance

Tactically, if we do a little better or a little worse it, might move us $0.01 or $0.02 within that range but it's minimal, we are expecting some offset to the converts.

Steve Fleishman - Merrill Lynch - Analyst

Okay. And I guess my second question is with respect to the political reaction to your storm response and obviously political reaction to rising rates. And just what do you see in the political process that's occurring that we should be watching for and what's your position on these issues? Give us a little more color on that.

Moray Dewhurst - FPL Group - CFO, VP Finance

Let me make a couple of comments and then Armando obviously is much better equipped than I am. But I guess the first overarching comment I would make to investors is to be careful when assessing what you may read in the general press. The reports are not always complete, balanced or in some cases unfortunately, even accurate. So they don't tend to be very reliable sources, I think, to get the complete picture. But let me let Armando comment more.

Armando Olivera - FPL Group - President - Florida Power & Light

Good morning, Steve.

Steve Fleishman - Merrill Lynch - Analyst

Hi, Armando.

Armando Olivera - FPL Group - President - Florida Power & Light

I think, as you know, we've got -- we filed for the storm costs, the '05 storm costs recovery and so we started down that path with a docket and the Commission has to rule in 120 days. So that filing in and of itself of course generated a lot of media reports. We also have an election year where a lot of the political candidates both at the local and state level are raising a host of issues associated with the hurricanes and we are inevitably a part of the list of the issues that they have. And I think at the end of the day, I think we can demonstrate that our system held well. We just released a report that was conducted by KEMA, which is a Dutch-based engineering company that analyzed the performance of our system and our standards and our whole standard setting process. That basically concluded that our system had a higher standard than the average utility and that our system performed well within those standards. But it is an election year. We are, in fact, they are meeting in Tallahassee this week for a committee week, so there's going to be a lot of rattling of sabers. But we believe that at the end of the day we'll be successful in telling our story. But this will evolve over time, I'm sure.

Moray Dewhurst - FPL Group - CFO, VP Finance

Steve, let me just add that looking forward, it's very clear that we are going to be making, over time, some pretty significant changes to the system. That's obvious. The challenge is to figure out how to do that in a productive and cost effective manner. It simply is not possible, not feasible overnight to take a huge system with 40,000 miles of distribution lines and simply convert it from one form to another. So, the challenge is to figure out how we can focus our efforts on the highest -- the things that give us the highest impact quickest. Whether those be changing standards for any piece of equipment or whether they be incremental guy wires for poles or whatever it happens to be. So we're in the midst of trying to figure out exactly how to tactically put the program together that will make the most sense. But pretty clearly as we go forward through the years we are going to be making significant changes.

Steve Fleishman - Merrill Lynch - Analyst

And just to put it into perspective, is the -- has there been any legislation proposed yet on either storm-related issues or on the fuel clause?

Moray Dewhurst - FPL Group - CFO, VP Finance

There are several proposals at different stages in Tallahassee right now. Mostly, most of them tend to deal with undergrounding. Various iterations of forcing conversions and/or new facilities to be placed in the ground.

Steve Fleishman - Merrill Lynch - Analyst

And is there an understanding that that would be obviously something that would have to go into rate base?

Moray Dewhurst - FPL Group - CFO, VP Finance

I think some of them address that. Some of them do not.

Steve Fleishman - Merrill Lynch - Analyst

Okay.

Moray Dewhurst - FPL Group - CFO, VP Finance

And I think it's one of the challenges that we have to work our way through.

Armando Olivera - FPL Group - President - Florida Power & Light

Let me just say that I think the -- clearly the more experienced and knowledgeable politicians understand that there are long term cost implications to any decision that you make and ultimately there are long term rate implications. So we need to make sure we help them have the right information, so that they can make a sensible judgment as to what -- where the balance should be struck. But clearly undergrounding, just to take an example, is significantly more expensive on average than overhead and there is a cost consequence to that and a rate consequence in future.

Steve Fleishman - Merrill Lynch - Analyst

Okay. One very last quick. On your fuel clause right now, what is the kind of base gas price in kind of non-deferral part of the clause at this point?

Moray Dewhurst - FPL Group - CFO, VP Finance

I don't know. Steve, I'm not sure I follow.

Steve Fleishman - Merrill Lynch - Analyst

I guess what--

Moray Dewhurst - FPL Group - CFO, VP Finance

The 2006 number is based on a forward curve as of September. I don't know which date in September. That may not help you because September was so volatile.

Steve Fleishman - Merrill Lynch - Analyst

So was the forward curve as of September?

Moray Dewhurst - FPL Group - CFO, VP Finance

Correct.

Steve Fleishman - Merrill Lynch - Analyst

Which probably for '06 might even be lower now?

Moray Dewhurst - FPL Group - CFO, VP Finance

Yes. Actually if we were to re-mark that today, it would be a little lower but we kind of -- we track that week by week and obviously it moves around. So, I wouldn't read too much into that at this stage.

Steve Fleishman - Merrill Lynch - Analyst

Okay, great. Thank you.

Moray Dewhurst - FPL Group - CFO, VP Finance

Thanks.

Operator

We'll go next to Leslie rich at Columbia management.

Leslie Rich - Columbia Management - Analyst

Hi. Could you update me on the status of the Duane Arnold closing? That hasn't actually closed yet, right?

Armando Olivera - FPL Group - President - Florida Power & Light

It's about to close, within the next few days.

Leslie Rich - Columbia Management - Analyst

Okay, and could you --

Moray Dewhurst - FPL Group - CFO, VP Finance

We have all the the approvals in place. We're just in the the mechanics of execution.

Leslie Rich - Columbia Management - Analyst

Okay. And could you go back to your comments on Gexa? You said you had disappointing early results and you talked about changing your controls and risk management. Just wondered if you could elaborate on that.

Moray Dewhurst - FPL Group - CFO, VP Finance

Sure. What we found when we got in there was really that they had a -- I would say a pretty poor control structure to the effect that in a sense, the left hand didn't know what the right hand was doing. What I mean by that is; that the group responsible for hedging their positions didn't have accurate up to the minute information about the sales obligations that the sales force had taken on. And in that business, that's an absolute necessity. If you don't have that currently, obviously, you are hugely exposed to volatility as the -- if you don't hedge out your position essentially on the same day. So, the systems and processes there were really totally inadequate. And through the volatile period of last year, that caused them to be in a position where they had made -- taken on obligations to customers that if they had hedged them on the day they took them on, would have been profitable. But because they didn't have the right information, ended up being hedged later at higher prices. So, we end up losing money. So, we have really had to completely change our people and systems and processes there. We still like the business model that we see but some early stage execution hiccups.

Leslie Rich - Columbia Management - Analyst

And so what's your outlook and strategy for the Texas retail market?

Moray Dewhurst - FPL Group - CFO, VP Finance

Well, let me turn that one over to Jim.

Jim Robo

FPL Group - President - FPL Energy

Leslie, we expect the business this year on a full-year basis to make money.

Leslie Rich - Columbia Management - Analyst

Any comments on sort of the competitive landscape there?

Jim Robo

FPL Group - President - FPL Energy

Obviously, it's been a market that's been driven -- where the price to beat has been driven by gas prices and also there's been political pressure along the price to beat. And the fact that gas prices have moderated in January and February, at least the upfront part of that, I think, will in some ways will lessen that political pressure on price to beat.

Leslie Rich - Columbia Management - Analyst

Thank you.

Operator

We'll move next to Vikas Dwivedi at Prudential Equity Group.

Vikas Dwivedi - Prudential Equity Group - Analyst

Hello, Moray. How are you?

Moray Dewhurst - FPL Group - CFO, VP Finance

Hello Vikas.

Vikas Dwivedi - Prudential Equity Group - Analyst

Quick question on Slide 21, on the improved market conditions for the merchant fleet. It's apparent the margins and the spark spreads have really jumped but along with that, are you guys seeing higher capacity factors at the merchant plants? And if so, kind of how much? The question is, are the capacity factors trending upward with the increasing margins?

Moray Dewhurst - FPL Group - CFO, VP Finance

Well, certainly they do to some extent. There's not a simple 1-to-1 relationship, though. One way to think of it is; take the Texas assets, for example, the two combined cycle assets in Texas. Through much of this year, they have run 100% on-peak and some off-peak cycles. But if you get into the shoulder months where the demand is weaker, then you're not running in the off-peak hours. But still, the vast majority of the gross margin dollars come from the on-peak hours. So, the markets would have to get quite a bit stronger before the off-peak performance really exerted a significant impact on the financial performance for those assets. You'll also have to recognize that each -- what we're showing on Slide 21 21, as I think we discussed before, is kind of a market standard spark spread. And individual assets will generally not see that because there are other costs associated with fuel transportation. Or in some cases, basis on the power side, variable operating margin that reduced what the effective spark spread that you see at the plant.

Vikas Dwivedi - Prudential Equity Group - Analyst

Okay. Thanks. And then a follow-up, on Slide 25 on your EPS guidance, for '06, the 2.80 to 2.90, do you have a sense for what EBITDA that equates to?

Moray Dewhurst - FPL Group - CFO, VP Finance

I don't have that offhand. I think --

Vikas Dwivedi - Prudential Equity Group - Analyst

Can we follow up later with that?

Moray Dewhurst - FPL Group - CFO, VP Finance

Yes, let me -- we have that but I don't have it immediately in front of me.

Vikas Dwivedi - Prudential Equity Group - Analyst

And on the PURPA changes, can you -- I didn't quite catch what you said on kind of what those changes mean to your strategy going forward on PURPA related assets?

Moray Dewhurst - FPL Group - CFO, VP Finance

Let me just back up to make sure everybody's on the same wavelength. With the Energy Policy Act, PURPA was repealed and the consequence of that for us -- or one of the consequences for us is that we are no longer limited to only a 50% share of QF's. The basic implication -- I don't think it fundamentally changes our approach. But it does mean that we have, first of all, flexibility to pursue some opportunities within our own portfolio to add incremental profitable megawatts. And it also gives us greater flexibility in how we approach other potential asset acquisitions. So, I don't think it fundamentally changes the strategy but I do think it opens up additional opportunities for us.

Vikas Dwivedi - Prudential Equity Group - Analyst

Okay, all right. Well, thank you very much.

Moray Dewhurst - FPL Group - CFO, VP Finance

Thank you.

Operator

Next we'll go to Vic Khaitan at Deutsche Asset Management.

Vic Khaitan - Deutsche Bank - Analyst

Yes, hi, thank you, Moray.

Moray Dewhurst - FPL Group - CFO, VP Finance

Good morning, Vic.

Vic Khaitan - Deutsche Bank - Analyst

Steve already asked my question. But just to follow up on the bill for customers in FPL territory, what's the bundled impact of the -- of all this thing, including the storm and the fuel cost recovery, et cetera? How much does rate increase would be going up for the -- what in your embedded assumption for '06 or '07?

Moray Dewhurst - FPL Group - CFO, VP Finance

Well, we're looking in '06 at a total bill for the typical 1,000 kilowatt hour mark of about $108 and you can compare that with other parts of the country. There are plenty of parts of the country that are seeing $140, $150 equivalents to that. Obviously, if you're in a -- fortunate enough to be in a situation with low embedded coal and no market reflection in retail prices, you could be quite a bit lower than that. But 108 per 1,000 kilowatt hours is where we are now for the residential.

Vic Khaitan - Deutsche Bank - Analyst

You are right now or you're asking for 108?

Moray Dewhurst - FPL Group - CFO, VP Finance

No, that's all been approved, Vic.

Vic Khaitan - Deutsche Bank - Analyst

Okay.

Moray Dewhurst - FPL Group - CFO, VP Finance

That's where we are right now.

Vic Khaitan - Deutsche Bank - Analyst

Okay, and --

Moray Dewhurst - FPL Group - CFO, VP Finance

2005 storm cost recovery, assuming the PSC elects to go with the securitization route would actually reduce that a few pennies.

Vic Khaitan - Deutsche Bank - Analyst

Okay, I see.

Moray Dewhurst - FPL Group - CFO, VP Finance

It would only increase further if they decided that the base rate surcharge was a preferable method.

Vic Khaitan - Deutsche Bank - Analyst

See, what I'm getting at is that politically, if the rate increase is much higher, politicians are likely to oppose that or find some other ways to mitigate that one. So, is there any movement going on with respect to how to mitigate either the approved or the anticipated increase?

Moray Dewhurst - FPL Group - CFO, VP Finance

Well, as I said, the $108 per month is the approved rate today. So, the legislative proposals that Armando referred to earlier really speak to things that we might do to the network. Obviously in particular, the undergrounding issue is a very significant one to people. And as I tried to say in my response to Steve's question, that will clearly have a cost impact and that will have a future rate impact. So, we need to balance those.

Vic Khaitan - Deutsche Bank - Analyst

One other follow-up question, Moray, regarding the volatility in the gas prices and we see every day that is major change taking place. So, does that give you more wider potential outcome for your '07 and '06 projection? Or do you think that these range which you have provided encompass most of the volatility in the gas prices?

Moray Dewhurst - FPL Group - CFO, VP Finance

Well, let's first, the 2006 range is a $0.10 range, from $2.80 to $2.90. Because of the very high degree of hedging that we have in the FPL Energy portfolio for this period, we feel very good about that. So, energy prices would really have to do something very strange by themselves to push us outside that range. The 2007 range is wider. It's a $3.15 to $3.35, so a $0.20 range, which reflects both the fact that it's further out, so there is inherently greater uncertainty and the fact that we have somewhat less of a high degree of hedging there. Although, still over 80% of the expected gross margin is hedged. On the third quarter call, if you go back, we made a comment then about, I think we said that gas would have to drop to the $6.50 per mmbtu level to push us outside of that range. So that, if anything, would be stronger today because we have increased the hedging. So, you can never say never. We have seen some pretty strange things, as you indicated in the fuels market. But they certainly seem to be settling down to a much stronger out-year level than we had ever seen before.

Vic Khaitan - Deutsche Bank - Analyst

Okay. Thank you very much.

Operator

We'll move next to Anne Zhao Le, Alliance Capital.

Anne Tsao - Alliance Capital - Analyst

Hi, good morning.

Moray Dewhurst - FPL Group - CFO, VP Finance

Good morning.

Anne Tsao - Alliance Capital - Analyst

I just have a -- in terms of your overhead, you mentioned that you have a high O&M. A part of the fact is because you have -- is it because higher bad debt? Can you talk a little bit more about that and what do you see going forward?

Moray Dewhurst - FPL Group - CFO, VP Finance

Sure. That, the comment I made was in connection with our expectations for 2006. Because of the increase in the customer bill, we would expect on average to see some increase in bad debt expense. So, the bad debt expense is related to the size of the total customer bill, so we always allow for that in our planning process. We have a little model that associates the bad debt with pricing levels. So, this year we would expect that to be up relative to historical levels.

Anne Tsao - Alliance Capital - Analyst

Okay, thank you.

Operator

Next we'll go to Zach Schreiber at Duquesne Capital .

Zack Schreiber - Duquesne Capital - Analyst

Hi, Moray. It's Zach Schreiber. Congratulations on a good, solid quarter.

Moray Dewhurst - FPL Group - CFO, VP Finance

Thank you.

Zack Schreiber - Duquesne Capital - Analyst

Just a question following up I think on Steve's earlier question. You said in to 2006 you're going to create a financing package to offset the dilution from the second part of the conversion -- the converts. If I recall, previously you had said that you were going to let those convert naturally given that if you took them out earlier, there were certain tax deductibility benefits that you might lose. So, I think from our prior discussions, it was-- you would look to convert and then sort of buy back a little bit of stock. Is the thought now that you could actually just buy back the converts themselves or is it more just the sort of same, original story?

Moray Dewhurst - FPL Group - CFO, VP Finance

We're looking at a number of things. I think you've got a couple of things compounded together there, but I think I said --

Zack Schreiber - Duquesne Capital - Analyst

I tend to do that sometimes.

Moray Dewhurst - FPL Group - CFO, VP Finance

The simplest thing would be, obviously, to let the converts come in and then do share repurchases at different points in the year. One possibility is certainly to buy back the converts themselves. We are also looking at different sort of hybrid instruments that we could use in the financing package that would give us partial equity credit and sort of credit scoring mechanisms. And we're just not quite finalized on that yet. There's also a question of timing. At the timing of our financing plan this year is made significantly more complicated by the regulatory -- the filing requirements associated with the merger that restricts quite a bit of the times we can actually be in the market. So, there's a variety of tactical features. I simply mentioned that to indicate that we don't expect the full dilution effect from the second convert to effect this year.

Zack Schreiber - Duquesne Capital - Analyst

But the bottom line though is the tax deductibility benefits of that previously would have forced you or incentivized you just to let them naturally --?

Moray Dewhurst - FPL Group - CFO, VP Finance

There's not a tax issue. The tax is not driving anything.

Zack Schreiber - Duquesne Capital - Analyst

Got it, okay. And then on a more important question, I just want to try -- on a more important question, just to make sure I got this right, so the hurricane cost you $0.07 and the gain on the asset sales of the three small wind products was $0.04.

Moray Dewhurst - FPL Group - CFO, VP Finance

$0.04.

Zack Schreiber - Duquesne Capital - Analyst

So net-net the core business still did better than what you would have thought?

Moray Dewhurst - FPL Group - CFO, VP Finance

Yes, clearly FPL Energy was, as I said, at the high end of the expectations we had early in the year, despite some adverse things like poor wind resource. And FPL had clearly a very challenging year but at least it was within the range after you adjust for the incremental dilution and the hurricanes. We feel pretty good about where we are overall. We feel very strong about the 2006 and 2007 outlook.

Zack Schreiber - Duquesne Capital - Analyst

How much money did the gas/oil spread create? Because what I think what you're saying is basically gas was, say the marginal price of power in NEPOOL and you were able to effectively arm that spread by switching to fuel oil back and forth. Was there a lot of extra value versus what you thought? Is that sort of this bucket --?

Moray Dewhurst - FPL Group - CFO, VP Finance

That's just an example of what we include in the asset optimization category but it's particularly significant. I don't have the exact numbers for the NEPOOL assets, but if oil was relative -- it doesn't run up as quickly as gas does, you may have opportunities to sell forward against oil-fired assets and then if the situation flips around, you can buy those positions back.

Zack Schreiber - Duquesne Capital - Analyst

I got it.

Moray Dewhurst - FPL Group - CFO, VP Finance

And relative to the megawatt hours that you ultimately end up producing, your margin on those megawatt hours looks much larger than just if you looked at the raw forward curves.

Zack Schreiber - Duquesne Capital - Analyst

Because you turn them over a couple times?

Moray Dewhurst - FPL Group - CFO, VP Finance

Exactly.

Zack Schreiber - Duquesne Capital - Analyst

Got it. Last question, just what kind of rate of return do you folks earn on deferred fuel balances? And what average deferred fuel balance do you project at Florida Power and Light over the course of the year based on where the fuel rates sit now, based on recovering that last little bit in 2007 and current forward curves? And overall, should we think about the deferred fuel balance as being sort of a drag to the core or is it --?

Moray Dewhurst - FPL Group - CFO, VP Finance

No, you should think about it as being neutral as long as it doesn't extend for any significant period. We recover at commercial paper rates and we finance it effectively with commercial paper. So, we can do that as long as it within reason, as long as we have good assurance that we will see ultimate recovery and as long as it doesn't last too long.

Zack Schreiber - Duquesne Capital - Analyst

Perfect. Thanks.

Moray Dewhurst - FPL Group - CFO, VP Finance

I think that should be our last question. Thank you.

Zack Schreiber - Duquesne Capital - Analyst

Thanks so much. Bye.

Operator

And that is all the time we have for questions.

Jim von Riesemann - FPL Group - Director IR

Thank you, good day.

Operator

That does conclude today's conference. Again, thank you for your participation.

Cautionary Statements And Risk Factors That May Affect Future Results

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (Reform Act), FPL Group, Inc. (FPL Group) and Florida Power & Light Company (FPL) are hereby providing cautionary statements identifying important factors that could cause FPL Group's or FPL's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Reform Act) made by or on behalf of FPL Group and FPL in this document, in presentations, on their respective websites, in response to questions or otherwise. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as will likely result, are expected to, will continue, is anticipated, believe, could, estimated, may, plan, potential, projection, target, outlook) are not statements of historical facts and may be forward-looking. Forward-looking statements involve estimates, assumptions and uncertainties. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the following important factors (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements) that could cause FPL Group's or FPL's actual results to differ materially from those contained in forward-looking statements made by or on behalf of FPL Group and FPL.

Any forward-looking statement speaks only as of the date on which such statement is made, and FPL Group and FPL undertake no obligation to update any forward-looking statement to reflect events or circumstances, including unanticipated events, after the date on which such statement is made. New factors emerge from time to time and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

The following are some important factors that could have a significant impact on FPL Group's and FPL's operations and financial results, and could cause FPL Group's and FPL's actual results or outcomes to differ materially from those discussed in the forward-looking statements:

  FPL Group and FPL are subject to changes in laws or regulations, including the Public Utility Regulatory Policies Act of 1978, as amended (PURPA), the Public Utility Holding Company Act of 1935, as amended (Holding Company Act), the Federal Power Act, the Atomic Energy Act of 1954, as amended, the Energy Policy Act of 2005 and certain sections of the Florida statutes relating to public utilities, changing governmental policies and regulatory actions, including those of the Federal Energy Regulatory Commission (FERC), the Florida Public Service Commission (FPSC) and the utility commissions of other states in which FPL Group has operations, and the U.S. Nuclear Regulatory Commission (NRC), with respect to, among other things, allowed rates of return, industry and rate structure, operation of nuclear power facilities, operation and construction of plant facilities, operation and construction of transmission facilities, acquisition, disposal, depreciation and amortization of assets and facilities, recovery of fuel and purchased power costs, decommissioning costs, return on common equity (ROE) and equity ratio limits, and present or prospective wholesale and retail competition (including but not limited to retail wheeling and transmission costs). The FPSC has the authority to disallow recovery by FPL of any and all costs that it considers excessive or imprudently incurred.
  The regulatory process generally restricts FPL's ability to grow earnings and does not provide any assurance as to achievement of earnings levels.
  FPL Group and FPL are subject to extensive federal, state and local environmental statutes, rules and regulations relating to air quality, water quality, waste management, wildlife mortality, natural resources and health and safety that could, among other things, restrict or limit the output of certain facilities or the use of certain fuels required for the production of electricity and/or require additional pollution control equipment and otherwise increase costs. There are significant capital, operating and other costs associated with compliance with these environmental statutes, rules and regulations, and those costs could be even more significant in the future.
  FPL Group and FPL operate in a changing market environment influenced by various legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the energy industry, including deregulation of the production and sale of electricity. FPL Group and its subsidiaries will need to adapt to these changes and may face increasing competitive pressure.
  FPL Group's and FPL's results of operations could be affected by FPL's ability to renegotiate franchise agreements with municipalities and counties in Florida.
  The operation of power generation facilities involves many risks, including start up risks, breakdown or failure of equipment, transmission lines or pipelines, use of new technology, the dependence on a specific fuel source, including the supply and transportation of fuel, or the impact of unusual or adverse weather conditions (including natural disasters such as hurricanes), as well as the risk of performance below expected or contracted levels of output or efficiency. This could result in lost revenues and/or increased expenses. Insurance, warranties or performance guarantees may not cover any or all of the lost revenues or increased expenses, including the cost of replacement power. In addition to these risks, FPL Group's and FPL's nuclear units face certain risks that are unique to the nuclear industry including the ability to store and/or dispose of spent nuclear fuel, as well as additional regulatory actions up to and including shutdown of the units stemming from public safety concerns, whether at FPL Group's and FPL's plants, or at the plants of other nuclear operators. Breakdown or failure of an FPL Energy, LLC (FPL Energy) operating facility may prevent the facility from performing under applicable power sales agreements which, in certain situations, could result in termination of the agreement or incurring a liability for liquidated damages.
  FPL Group's and FPL's ability to successfully and timely complete their power generation facilities currently under construction, those projects yet to begin construction or capital improvements to existing facilities within established budgets is contingent upon many variables and subject to substantial risks. Should any such efforts be unsuccessful, FPL Group and FPL could be subject to additional costs, termination payments under committed contracts, and/or the write-off of their investment in the project or improvement.
  FPL Group and FPL use derivative instruments, such as swaps, options, futures and forwards, to manage their commodity and financial market risks, and, to a lesser extent, engage in limited trading activities. FPL Group could recognize financial losses as a result of volatility in the market values of these contracts, or if a counterparty fails to perform. In the absence of actively quoted market prices and pricing information from external sources, the valuation of these derivative instruments involves management's judgment or use of estimates. As a result, changes in the underlying assumptions or use of alternative valuation methods could affect the reported fair value of these contracts. In addition, FPL's use of such instruments could be subject to prudency challenges and if found imprudent, cost recovery could be disallowed by the FPSC.
  There are other risks associated with FPL Energy. In addition to risks discussed elsewhere, risk factors specifically affecting FPL Energy's success in competitive wholesale markets include the ability to efficiently develop and operate generating assets, the successful and timely completion of project restructuring activities, maintenance of the qualifying facility status of certain projects, the price and supply of fuel (including transportation), transmission constraints, competition from new sources of generation, excess generation capacity and demand for power. There can be significant volatility in market prices for fuel and electricity, and there are other financial, counterparty and market risks that are beyond the control of FPL Energy. FPL Energy's inability or failure to effectively hedge its assets or positions against changes in commodity prices, interest rates, counterparty credit risk or other risk measures could significantly impair FPL Group's future financial results. In keeping with industry trends, a portion of FPL Energy's power generation facilities operate wholly or partially without long-term power purchase agreements. As a result, power from these facilities is sold on the spot market or on a short-term contractual basis, which may affect the volatility of FPL Group's financial results. In addition, FPL Energy's business depends upon transmission facilities owned and operated by others; if transmission is disrupted or capacity is inadequate or unavailable, FPL Energy's ability to sell and deliver its wholesale power may be limited.
  FPL Group is likely to encounter significant competition for acquisition opportunities that may become available as a result of the consolidation of the power industry, in general, as well as the passage of the Energy Policy Act of 2005. In addition, FPL Group may be unable to identify attractive acquisition opportunities at favorable prices and to successfully and timely complete and integrate them.
  FPL Group and FPL rely on access to capital markets as a significant source of liquidity for capital requirements not satisfied by operating cash flows. The inability of FPL Group, FPL Group Capital Inc (FPL Group Capital) and FPL to maintain their current credit ratings could affect their ability to raise capital on favorable terms, particularly during times of uncertainty in the capital markets, which, in turn, could impact FPL Group's and FPL's ability to grow their businesses and would likely increase interest costs.
  FPL Group's and FPL's results of operations are affected by the growth in customer accounts in FPL's service area. Customer growth can be affected by population growth as well as economic factors in Florida, including job and income growth, housing starts and new home prices. Customer growth directly influences the demand for electricity and the need for additional power generation and power delivery facilities at FPL.
  FPL Group's and FPL's results of operations are affected by changes in the weather. Weather conditions directly influence the demand for electricity and natural gas and affect the price of energy commodities, and can affect the production of electricity at wind and hydro-powered facilities.
  FPL Group's and FPL's results of operations can be affected by the impact of severe weather which can be destructive, causing outages and property damage, may affect fuel supply and could require additional costs to be incurred. At FPL, recovery of these costs is subject to FPSC approval.
  FPL Group and FPL are subject to costs and other effects of legal and administrative proceedings, settlements, investigations and claims, as well as the effect of new, or changes in, tax laws, rates or policies, rates of inflation, accounting standards, securities laws or corporate governance requirements.
  FPL Group and FPL are subject to direct and indirect effects of terrorist threats and activities. Generation and transmission facilities, in general, have been identified as potential targets. The effects of terrorist threats and activities include, among other things, terrorist actions or responses to such actions or threats, the inability to generate, purchase or transmit power, the risk of a significant slowdown in growth or a decline in the U.S. economy, delay in economic recovery in the United States, and the increased cost and adequacy of security and insurance.
  FPL Group's and FPL's ability to obtain insurance, and the cost of and coverage provided by such insurance, could be affected by national, state or local events as well as company-specific events.
  FPL Group and FPL are subject to employee workforce factors, including loss or retirement of key executives, availability of qualified personnel, collective bargaining agreements with union employees and work stoppage.
  FPL Group's ability to successfully complete and integrate the proposed merger between FPL Group and Constellation Energy is subject to certain risks and uncertainties including; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of FPL Group or Constellation Energy shareholders to approve the transaction; the risk that anticipated synergies will not be achieved or will take longer to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees, suppliers or governmental entities; unexpected transaction costs or liabilities; economic conditions; and other specific factors discussed in documents filed with the SEC by both FPL Group and Constellation Energy. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Constellation Energy will file with the SEC in connection with the proposed merger.

The issues and associated risks and uncertainties described above are not the only ones FPL Group and FPL may face. Additional issues may arise or become material as the energy industry evolves. The risks and uncertainties associated with these additional issues could impair FPL Group's and FPL's businesses and financial results in the future.